                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)
                              -----------------

                                FiberChem, Inc.
                                ---------------
                                (Name of Issuer)

                         Common Stock. $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  315633-30-5
                                  -----------
                                 (CUSIP Number)


                         _____________________________



                               Page 1 of 5 pages

                                 SCHEDULE 13G

CUSIP No.  315633-30-5                            Page 2 of 5 Pages
----------------------                            -----------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Scott J. Loomis

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                        (b) [ ]

3) SEC USE ONLY


4) CITIZENSHIP OR PLACE OF ORGANIZATION

       USA.

              5)   SOLE VOTING POWER
                       1,089,690  (See Item 4)

NUMBER        6)   SHARED VOTING POWER
OF SHARES              None.
BENEFICIALLY
OWNED BY      7)   SOLE DISPOSITIVE POWER
EACH                   1,089,690  (See Item 4)
REPORTING
PERSON WITH   8)   SHARED DISPOSITIVE POWER
                       None.

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,089,690 (See Item 4)

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES     (See Item 4)                                [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       4.2%

12)  TYPE OF REPORTING PERSON
       IN

Item  1(a).   Name of Issuer:
              --------------

  FiberChem, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

  1181 Grier Drive, Suite B, Las Vegas, Nevada 89119.

Item  2(a).   Name of Person Filing:
              ---------------------

  Scott J. Loomis.

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

  P.O. Box 35328, Tuscon, Arizona 85740.


Item  2(c).   Citizenship:
              -----------

  USA.

Item  2(d).   Title of Class of Securities:
              ----------------------------

  Common Stock, par value $.0001 per share (the "Shares").

Item  2(e).   CUSIP Number: 315633-30-5.
              ------------

Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
          ------------------------------------------------------------------
check whether the person filing is a:
------------------------------------

  Inapplicable.

Item 4.  Ownership:
         ---------

  (a) 1,089,690 Shares.

  (b) This figure represents approximately 4.2% of the outstanding Shares of the Issuer./1/

-----------------
/1/  Based on 25,714,834 Shares of the Issuer outstanding as of 12/31/96.

         (c) The Reporting Person has sole voting power over 1,089,690 Shares. The Reporting Person has sole dispositive power over 1,089,690 Shares. This includes 32,353 Class D Common Stock Purchase Warrants and an aggregate of 45,000 shares of Common Stock issuable upon exercise of a like number of options, and 452,140 shares of Common Stock held in escrow against promissory notes for the exercise of options. This also includes 486,668 shares of Common Stock, and 151,590 Class D Common Stock Purchase Warrants held by Agri Research and Development, Inc., of which Mr. Loomis is a Director and principal stockholder.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Reporting Person has ceased to be an owner of more than five percent of the Common Stock of the Company.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

         Inapplicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Inapplicable.

Item 10. Certification:
         -------------

         Inapplicable.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 11, 1997
                                                        /s/ Scott J. Loomis
                                                       ---------------------
                                                            Scott J. Loomis




                                       5